

February 7, 2014

<u>Via E-mail</u>
Mr. Neil Chandran
Chief Executive Officer
SunGame Corporation
3091 West Tompkins Avenue
Las Vegas, NV 89103

> **Re: SunGame Corporation**
> **Item 4.01 Form 8-K**
> **Filed January 17, 2014**
> **File No. 001-36058**

Dear Mr. Chandran:

We have reviewed your amendment filed February 6, 2014 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 24, 2014.

<u>Form 8-K Filed January 17, 2014 as amended</u>

<u>Item 4.01 Change in Registrant's Certifying Accountant</u>

1.   Please revise your disclosures to specifically state, if true, the reports of Ronald R Chadwick, P.C. on your financial statements for the years ended December 31, 2012 and 2011 did not contain an adverse opinion or a disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principles, except that Ronald R Chadwick, P.C.'s audit report for those years stated that certain conditions raised substantial doubt about the Company's ability to continue as a going concern and that the financial statements do not include any adjustments that might result from the outcome of this uncertainty. See Item 304(a)(1)(ii) of Regulation S-K.

2.   Revise your disclosure to specifically state, if true, that during the two most recent fiscal years and any subsequent interim period through January 13, 2014 there were no disagreements with the Ronald R Chadwick P.C. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the Ronald R Chadwick P.C., would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. See Item 304(a)(1)(iv) and (v) of Regulation S-K.

3.   Revise to state, if true, that there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K that Ronald R. Chadwick P.C. advised the company of during the two most recent fiscal years and subsequent interim period through January 13, 2014.

4.   Revise to state, if true, neither you nor anyone acting on your behalf consulted with Cutler & Co. L.L.C. with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, or (ii) any other matters or reportable events of the nature described in Items 304(a)(1)(iv) and (v) of Regulation S-K.

5.   Please include the required letter from your former accountant indicating whether or not they agree with your disclosures in the amended Form 8-K

You may contact me at (202) 551-3564 if you have questions

                                                  Sincerely,

                                                  /s/ Melissa Kindelan

                                                  Melissa Kindelan
                                                  Staff Accountant

cc: Via Email
        Marshal Shichtman, Esq.
        Marshal Shichtman & Associates, P.C.